UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-4
                               (Amendment No. 2)

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                          UTAH MEDICAL PRODUCTS, INC.
              ----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                          UTAH MEDICAL PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   917488108
                     (Cusip Number of Class of Securities)

                               KEVIN L. CORNWELL
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          UTAH MEDICAL PRODUCTS, INC.
                              7043 SOUTH 300 WEST
                              MIDVALE, UTAH 84047
                                 (801-566-1200)
       ------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                  June 1, 1999
                   ------------------------------------------
                  (Date Tender Offer First Published, Sent or
                           Given to Security Holders


   This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated June 1, 1999 relating to the offer by Utah Medical Products, Inc. (the "Company " or "UM") to purchase up to 800,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its common stock, par value $.01 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between UM and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $8.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 1999, and in the related Letter of Transmittal, which, as amended from time to time, together constitute the "Offer," copies of which are attached as Exhibits (a) (1) and (a) (2) respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.

ITEM 8.   ADDITIONAL INFORMATION

   Item 8 (e) is hereby amended and supplemented to reflect the following amendments and supplements to the Offer:

     Section 8 of the Offer to Purchase is hereby amended and supplemented to add the following:

   Upon the terms and subject to the conditions of the Offer, the Company is increasing the Number of Shares to be Purchased in the Offer and is extending the Offer. The Number of Shares to be Purchased in the Offer is now 1,000,000 Shares (or such lesser number of Shares as are validly tendered pursuant to the Offer and not withdrawn). The Offer, proration period and withdrawal rights now expire at 5:00 p.m., New York City time, on Friday, July 23, 1999, unless further extended by the Company.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   Item 9 of the Schedule is hereby amended and supplemented to add Exhibits
(a)(10) and (a)(11).

   (a)(10)     Form of Press Release issued by the Company dated July 6, 1999.
   (a)(11) Form of Notice of Extension to the Offer to Purchase for summary advertisement


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.

                                   UTAH MEDICAL PRODUCTS, INC.


                                    By:  /s/ KEVIN L. CORNWELL

                                    Name:    Kevin L. Cornwell
                                    Title: Chairman and Chief Executive Officer

Dated: July 6, 1999

                                 EXHIBIT INDEX


   Exhibit #   Description
  ----------   -------------------------------------------------------
   (a)  (10)   Form of Press Release dated July 6, 1999.
   (a)  (11)   Form of Notice of Extension to the Offer to Purchase for
                summary advertisement

                                EXHIBIT (a)(10)

                          UTAH MEDICAL PRODUCTS, INC.


                                                          Corporate Headquarters
                                                             7043 South 300 West
                                                            Midvale, Utah  84047
                                                         Telephone: 801-566-1200
                                                               FAX: 801-566-2062
                                                                 NYSE Symbol: UM

                                 PRESS RELEASE
                Utah Medical Products, Inc. Extends Tender Offer

Contact:  Paul Richins                                           July 6, 1999
(801) 566-1200

     Salt Lake City, Utah - Due to the nearness of the Company's expected July 20 public announcement of second quarter 1999 financial results and the July 9 expiration date of UM's Tender Offer for 800,000 of its Shares at $8.00 per share, UM announces that it will extend the Tender Offer expiration date by two weeks to July 23 to allow shareholders the opportunity to receive UM's most current financial results prior to deciding whether or not to tender their shares.

In conjunction with the time extension, the Company also will increase the number of shares being sought in the Tender Offer to 1,000,000 shares from 800,000 shares under the terms of the Offer filed with the SEC and previously mailed to shareholders.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.

                                EXHIBIT (a)(11)

This notice itself is not an offer to purchase or a solicitation of an offer to sell Common Shares. The Offer is made only by the Offer to Purchase dated June 1, 1999 and the related Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws.

                           NOTICE of EXTENSION to the
                         OFFER to PURCHASE for CASH by


                    UTAH MEDICAL PRODUCTS, INC.  (NYSE: UM)

                   up to 1,000,000 SHARES of its COMMON STOCK
                     at a PURCHASE PRICE of $8.00 per SHARE


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW
                   YORK CITY TIME, ON FRIDAY, JULY 23, 1999,
                     UNLESS THE OFFER IS FURTHER EXTENDED.

UM invites holders of its shares of its Common Stock, par value $0.01 per share, to tender such shares to the Company at a price of $8.00 per share. This extension increases the number of Shares to be Purchased in the Offer to 1,000, 000 Shares (or such lesser number of Shares as are validly tendered pursuant to the Offer and not withdrawn), from 800,000 Shares. The Offer, proration period and withdrawal rights have also been extended by two weeks, and will now expire at 5:00 p.m., New York City time, on Friday, July 23, 1999, unless further extended by the Company.

The purpose of the Offer is to allow those stockholders desiring to receive cash for all or a portion of their UM shares an opportunity to do so at a premium over recent trading prices, without the usual brokerage commissions, odd lot charges or other transaction costs associated with market sales. UM's Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time to repurchase a significant portion of the outstanding shares. Accordingly, the Offer is consistent with the Company's long term corporate goal of increasing stockholder value.

The Board of Directors continues to believe that UM shares represent an attractive investment for continuing stockholders. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company and thus in the Company's future earnings, subject to the Company's right to issue additional shares and other equity securities in the future. Tendered Shares may be withdrawn at any time prior to the expiration of the Offer (5:00 p.m., New York City time, on Friday, July 23, 1999, or such later date to which the Offer is extended by the Company) and, unless previously purchased, may also be withdrawn at any time after 5:00 P.M., New York City time, on Tuesday, August 10, 1999.

In the event that proration of tendered shares is required, proration for each stockholder tendering shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder (and not withdrawn prior to the Expiration Date) to the total number of Shares tendered by all stockholders, other than Odd Lot Holders, (and not withdrawn prior to the Expiration Date). There will be no proration of Shares tendered by any stockholder owning beneficially fewer than 100 Shares in the aggregate as of the close of business on May 28, 1999 and as of the Expiration Date, who tenders all such Shares prior to the Expiration Date.

The Offer is not conditioned on any minimum number of Shares being tendered.
The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase. Copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Company and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Company as set forth below. Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                          Utah Medical Products, Inc.
                             Attn:  Paul O. Richins
                              7043 South 300 West
                              Midvale, Utah  84047

                     Banks and Brokers Call: (801) 566-1200
                   All Others Call Toll Free: (800) 533-4984

















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